                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 14D-1

                             Tender Offer Statement
                         Pursuant to Section 14(d)(1) of
                       the Securities Exchange Act of 1934

                                       and

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         Griffin Technology Incorporated
                            (Name of Subject Company)

                         D-GT Acquisition, Incorporated
                                      and
                              Diebold, Incorporated
                                    (Bidders)

                          Common Stock, $0.05 Par Value
                         (Title of Class of Securities)

                                    398268102
                      (CUSIP Number of class of Securities)

                               Warren W. Dettinger
                          Vice President and Secretary
                         D-GT Acquisition, Incorporated
                            c/o Diebold, Incorporated
                             818 Mulberry Road, S.E.
                                  P.O. Box 8230
                             Canton, Ohio 44711-8230
                                 (216) 490-5037
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                    Communications on Behalf of the Bidders)

                                   Copies to:

                               Lyle G. Ganske, Esq.
                           Jones, Day, Reavis & Pogue
                                   North Point
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939

                               October 20, 1995
                        (Date of event which requires
                           filing of this Statement
                               on Schedule 13D)

                               Page 1 of 10 Pages

                     The Index to Exhibits begins on Page 11

                       CALCULATION OF REGISTRATION FEE
================================================================================
Transaction Valuation:                               Amount of Filing Fee:
      $19,676,529(*)                                           $4,035.31**
================================================================================

(*) Determined in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934. This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule 14D-1, the purchase of 2,538,907 shares of common stock, par value $0.05 per share (the "Shares"), of the Subject Company at $7.75 per Share in cash. Such number of Shares represents all of the Shares outstanding as of October 23, 1995, and assumes the exercise or conversion of all existing options, rights and securities which were then exercisable or convertible into Shares.

**Includes a Schedule 13D filing fee of $100.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or schedule and the date of its filings.

Amount Previously Paid:    None
                       ---------------------------------------------------------
Form or Registration No.:  Not applicable
                         -------------------------------------------------------
Filing Party:    Not applicable
              ------------------------------------------------------------------
Date Filed:       Not applicable
           ---------------------------------------------------------------------

------------------------                                   ---------------------
CUSIP No.                              14D-1               Page ___ of ___ Pages
------------------------                                   ---------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    D-GT ACQUISITION, INCORPORATED
                    34-1811448
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)      / /
                                                                   (b)      / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCES OF FUNDS*

                    AF

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f)                                   / /


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York

--------------------------------------------------------------------------------
    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    761,966**

--------------------------------------------------------------------------------
    8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*                                                  / /



--------------------------------------------------------------------------------
    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                    30.0% as of October 23, 1995

--------------------------------------------------------------------------------
   10      TYPE OF REPORTING PERSON*

                    CO

--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                               ---------------------
CUSIP No. 253651103                   14D-1                Page ___ of ___ Pages

----------------------------                               ---------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    DIEBOLD, INCORPORATED
                         34-0183970
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)      / /
                                                                   (b)      / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCES OF FUNDS*

                    WC

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                          / /



--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ohio

--------------------------------------------------------------------------------
    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    761,966**

--------------------------------------------------------------------------------
    8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES*                                                          / /


--------------------------------------------------------------------------------
    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                    30.0% as of October 23, 1995

--------------------------------------------------------------------------------
   10      TYPE OF REPORTING PERSON*

                    CO, HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------
**On October 20, 1995, D-GT Acquisition, Incorporated, a New York corporation (the "Purchaser"), entered into Shareholder Tender Agreements, each dated as of October 20, 1995 (the "Shareholder Tender Agreements"), with each of the directors (the "Seller Shareholders") of Griffin Technology Incorporated, a
New York corporation (the "Company"), pursuant to which each of the Seller Shareholders agreed to sell and tender (and not withdraw) all Shares owned (beneficially or of record) by such Seller Shareholder pursuant to and in accordance with the terms of the Purchaser's Offer to Purchase dated October
26, 1995 (the "Offer to Purchase"). The Seller Shareholders own in the aggregate 761,966 Shares, which represent approximately 30.0% of the Shares outstanding on October 23, 1995 on a fully diluted basis. The number of Shares subject to the Shareholder Tender Agreements is reflected in rows 7 and 9 of each of the tables above. The Shareholder Tender Agreements remain in effect until either the Shares are purchased in accordance with the terms of the Offer or the Agreement and Plan of Merger, dated as of October 20, 1995, among the Purchaser, the Company and Diebold, Incorporated is terminated. The Shareholder Tender Agreements are described more fully in Section 10, "Background of the Offer; the Merger Agreement; the Shareholder Tender Agreements; the Confidentiality Agreement; Appraisal Rights," of the Offer to Purchase.

                                  Introduction


                  This Schedule 14D-1 relates to a tender offer by D-GT Acquisition, Incorporated, a New York corporation (the "Purchaser") and a wholly owned subsidiary of Diebold, Incorporated, an Ohio corporation (the "Parent"), to purchase all the outstanding shares of common stock, par value $0.05 per share (the "Shares"), of Griffin Technology Incorporated, a New York corporation (the "Company"), at $7.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in its Offer to Purchase dated October 26, 1995 (the "Offer to Purchase"), a copy of which is attached hereto as
Exhibit 1, and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit 2, which together constitute the "Offer." The Offer is made pursuant to an Agreement and Plan of Merger, dated as of October 20, 1995, among the Parent, the Purchaser and the Company (the "Merger Agreement"), a copy of which is attached hereto as Exhibit (c) 1.

                  This Statement shall also constitute a Schedule 13D with respect to Shareholder Tender Agreements, dated as of October 20, 1995 (the "Shareholder Tender Agreements"), entered into by each of the directors of the Company (the "Seller Shareholders") and the Purchaser. Pursuant to the Shareholder Tender Agreements, each Seller Shareholder has agreed to tender and sell (and not withdraw) all Shares owned (beneficially or of record) by such Seller Shareholder pursuant to and in accordance with the Offer. A copy of the form of Shareholder Tender Agreement is filed as Exhibit (c) 2 hereto.

Item 1.  Security and Subject Company.

                  (a) The name of the subject company is Griffin Technology Incorporated, a New York corporation. The address of its principal executive offices is 1133 Corporate Drive, Farmington, New York 14425.

                  (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

                  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 2.           Identity and Background

                  (a)-(d), (g) The Purchaser is a New York corporation. All of the outstanding capital stock of Purchaser is owned by the Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") and

Schedule I of the Offer to Purchase is incorporated herein by reference.

                  (e)-(f) None of the Purchaser, the Parent or, to the best knowledge of the Purchaser and the Parent, any of the persons listed in
Schedule I to the Offer to Purchase, has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Item 3.           Past Contacts, Transactions or Negotiations with the
                  Subject Company.

                  (a)-(b) The information set forth in (i) Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning the Purchaser and the Parent"), and Section 10 ("Background of the Offer; the Merger Agreement; the Shareholder Tender Agreements; the Confidentiality Agreement; Appraisal Rights") of the Offer to Purchase, (ii) the Merger Agreement, and (iii) the Shareholder Tender Agreements is incorporated herein by reference.

Item 4.           Source and Amount of Funds or Other Consideration.

                  (a) The information set forth in the Introduction and Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

                  (b) Not applicable.

                  (c) Not applicable.


Item 5.           Purpose of the Tender Offer and Plans or Proposals of the
                  Bidder.

                  (a)-(e) The information set forth in (i) the Introduction and
Section 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase, (ii) the Merger Agreement, and (iii) the Shareholder Tender Agreements is incorporated herein by reference.

                  (f)-(g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; NASDAQ Quotations; Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

Item 6.           Interest in Securities of the Subject Company.

                  (a)-(b) The information set forth in (i) the Introduction and
Section 8 ("Certain Information Concerning the Purchaser and the Parent"), (ii) the Merger Agreement, and (iii) the Shareholder Tender Agreements is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

                  The information set forth in (i) the Introduction, Section 8 ("Certain Information Concerning the Purchaser and the Parent"), and Section 10 ("Background of the Offer; the Merger Agreement; the Shareholder Tender Agreements; the Confidentiality Agreement; Appraisal Rights"), (ii) the Merger Agreement, and (iii) the Shareholder Tender Agreements is incorporated herein by reference.

Item 8.           Persons Retained, Employed or to be Compensated.

                  The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9.           Financial Statements of Certain Bidders.

                  The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase is incorporated herein by reference.

Item 10.          Additional Information.

                  (a) None.

                  (b)-(c) The information set forth in Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

                  (d) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; NASDAQ Quotation; Registration under the Exchange Act") is incorporated herein by reference.

                  (e) None.

                  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Merger Agreement and the Shareholder Tender Agreements is incorporated herein by reference in its entirety.

Item 11.          Material to be Filed as Exhibits.

     (a) 1...............................      Offer to Purchase, dated
                                               October 26, 1995

     (a) 2...............................      Letter of Transmittal

     (a) 3...............................      Form of Letter from the Dealer
                                               Managers to Brokers, Dealers,
                                               Commercial Banks, Trust
                                               Companies and Nominees

     (a) 4...............................      Form of Letter from Brokers,
                                               Dealers, Commercial Banks,
                                               Trust Companies and Nominees
                                               to their Clients

     (a) 5...............................      Form of Notice of Guaranteed
                                               Delivery

     (a) 6...............................      Guidelines for
                                               Certification of Taxpayer
                                               Identification Number on
                                               Substitute Form W-9

     (a) 7...............................      Press Release issued
                                               on October 23, 1995 by the
                                               Parent and the Company

     (a) 8...............................      Summary Advertisement, dated
                                               October 26, 1995

     (c) 1...............................      Agreement and Plan of Merger,
                                               dated as of October 20, 1995,
                                               among the Parent, the Purchaser
                                               and the Company

     (c) 2..............................       Form of Shareholder Tender
                                               Agreement

     (c) 3...............................      Confidentiality Agreement

     (d) ................................      None

     (e) ................................      Not applicable

     (f) ................................      None

                                    SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 1995

                                            D-GT Acquisition, Incorporated


                                            By:    /s/ Gerald F. Morris
                                                   -----------------------
                                                   Gerald F. Morris
                                                   Vice President


                                            Diebold, Incorporated

                                            By:    /s/ Gerald F. Morris
                                                   -----------------------
                                                   Gerald F. Morris
                                                   Executive Vice President
                                                   and Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit                                          Description                                                          Page No.
-------                                          -----------                                                          --------
Exhibit (a) 1.................................   Offer to Purchase, dated October 25, 1995

Exhibit (a) 2.................................   Letter of Transmittal

Exhibit (a) 3.................................   Form of Letter from the Dealer
                                                 Managers to Brokers, Dealers,
                                                 Commercial Banks, Trust Companies
                                                 and Nominees

Exhibit (a) 4.................................   Letter from Brokers, Dealers,
                                                 Commercial Banks, Trust
                                                 Companies and Nominees to their
                                                 Clients

Exhibit (a) 5.................................   Form of Notice of Guaranteed
                                                 Delivery

Exhibit (a) 6.................................   Guidelines for
                                                 Certification of Taxpayer
                                                 Identification Number on
                                                 Substitute Form W-9

Exhibit (a) 7.................................   Press Release issued on
                                                 October 23, 1995 by the Parent
                                                 and the Company

Exhibit (a) 8.................................   Summary Advertisement, dated
                                                 October 26, 1995

Exhibit (c) 1.................................   Agreement and Plan of Merger, dated
                                                 as of October 20, 1995, among the Parent,
                                                 the Purchaser and the Company

Exhibit (c) 2.................................   Form of Shareholder Tender
                                                 Agreement

Exhibit (c) 3.................................   Confidentiality Agreement

                                  Page 10 of 10